Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year and three months ended June 30, 2012 compared to the year and three months ended June 30, 2011.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the years ended June 30, 2012 and 2011, and notes thereto.

The consolidated financial statements and comparative information have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and “First-time Adoption of IFRSs”, and as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) up to June 30, 2011. Accordingly, the Company has prepared condensed consolidated interim financial statements which comply with IAS 34, “Interim Financial Reporting” applicable for periods beginning on or after July 1, 2011 as described in the accounting policies. In preparing the condensed consolidated interim financial statements, the opening consolidated statement of financial position was prepared as at July 1, 2010, the Company's date of transition to IFRS. Note 17 to the June 30, 2012 audited consolidated financial statements, and this MD&A under the heading “Transition to IFRS”, explain the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position as at July 1, 2010, and its previously published Canadian GAAP consolidated financial statements for the year ended June 30, 2011, to be in compliance with IFRS. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of September 20, 2012.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," "likely," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein. These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this MD&A might not occur and you should not place undue reliance on forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to complete clinical studies successfully and within planned timelines;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	our inability to profitably commercialize our products;
•	the extent of any future losses;
•	our inability to establish or manage manufacturing, development or marketing collaborations;

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•	the delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risks and Uncertainties” and on Schedule A to this MD&A.

OVERVIEW OF BUSINESS

YM BioSciences Inc. is a drug development company advancing hematology and cancer-related products. We use our expertise to manage and perform, within our means, what we believe are value-enhancing activities in the development process of a new drug. These activities include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We do not have research laboratories of our own and have acquired or in-licensed our current products. We do not directly engage in early-stage research, which allows us to avoid the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development. We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

A brief description of our product portfolio follows below, along with a summary of recent developments:

CYT387

CYT387 is an orally-administered selective inhibitor of the JAK1 and JAK2 kinases, which have been implicated in a number of disorders including myeloproliferative neoplasms (MPNs), inflammatory diseases and certain cancers. We are initially developing CYT387 for the treatment of patients with myelofibrosis, a chronic, debilitating and potentially fatal disease of blood production, in which a patient’s bone marrow is replaced by scar tissue often rendering the patient anemic and suffering from significant symptoms.

A first-in-man Phase I/II clinical trial evaluating CYT387 in myelofibrosis was initiated at Mayo Clinic in November 2009 and subsequently expanded to include centers in the US, Canada and Australia. In September 2011, enrolment was completed in the trial with 166 patients recruited. Patients who complete the nine months of dosing in the Core Phase I/II trial are able to continue receiving CYT387 in an extension trial. Interim data for the first 60 patients who were enrolled in the study were reported in an oral presentation delivered at the Annual Meeting of the American Society of Hematology (ASH) in December 2010 and updated interim data for these 60 patients were reported in an oral poster session at the Annual Meeting of the American Society of Clinical Oncology (ASCO) in June 2011. Interim data demonstrated that CYT387 was generally safe, well tolerated and was able to reduce spleen size and improve constitutional symptoms in patients with a degree of efficacy comparable to other JAK targeting molecules in late-stage development. These early data also indicated that, unlike other JAK-targeting molecules, CYT387 enabled more than half of the patients with myelofibrosis who were initially dependent on transfusions to become transfusion independent for clinically relevant periods of time, an effect that potentially differentiates CYT387 from other drugs in its class.

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In December 2011, interim results for all 166 patients enrolled in the trial were reported in a poster session at the 53rd Annual ASH Meeting. In this multicenter setting, CYT387 continued to indicate an ability to render and maintain patients with myelofibrosis transfusion independent for clinically-relevant periods of time. CYT387 also continued to produce significant and durable reductions in the splenomegaly and improvements of constitutional symptoms for many patients. In addition, MRI results obtained from a subset of subjects confirmed the meaningful reductions in splenomegaly as measured by palpation. CYT387 was also safe and well tolerated, with daily dosing up to and exceeding two and a half years. In June 2012, all eligible patients completed the Phase I/II trial by receiving drug for nine months. Many of these patients continue treatment with CYT387 in an ongoing extension trial.

Given the favorable safety profile of CYT387 observed in the Phase I/II trial, we also initiated a complementary Phase II clinical trial during calendar Q3 2011 exploring safety and efficacy under a protocol in which the drug is administered BID (twice-daily dosing) at increasingly higher doses. In July 2012, enrolment for this trial was completed with a total of 61 patients recruited at six sites across North America. A review of clinical data obtained across multiple doses and schedules indicate that the optimal dose for CYT387 is the 300mg once-daily dose. Further data from the ongoing 166 patient Core Phase I/II trial and Extension trial, as well as initial data from the Phase II BID trial, are expected to be reported by the end of calendar 2012.

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. Certain of CIMYM’s rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries. These sub-licensees are evaluating nimotuzumab in various Phase II and Phase III programs.

CYT997

CYT997 is a small molecule microtubule polymerisation inhibitor for the treatment of solid and other tumours in cancer patients. A single-arm intravenous Phase Ib/II study in patients with relapsed glioblastoma multiforme was closed to enrolment in February 2011. Subsequent preclinical work was recently completed involving the examination of repeated low doses of CYT997, the envisioned optimal dosing regimen for this drug, in a breast cancer mouse model. Based on the results obtained in this preclinical model, in conjunction with the earlier clinical trial data, YM has decided not to pursue further clinical development of CYT997 at this time, as we continue to focus our resources primarily on our lead drug.

The Company also has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

SELECTED FINANCIAL INFORMATION (as reported under IFRS)

	For the year ended June 30,
	2012	2011
Out-licensing revenue	$1,070,665	$1,033,239
Operating expenses:
Licensing and product development	$26,643,838	$23,821,980
General and administrative	$6,175,132	$7,739,857

Net finance income (costs)	$11,431,566	$(10,338,609)

Net loss for the year	$(20,316,739)	$(40,867,207)
Deficit, beginning of year	$(213,141,438)	$(172,274,231)
Deficit, end of year	$(233,458,177)	$(213,141,438)

Basic and diluted loss per common share	$(0.16)	$(0.42)

Total assets	$135,652,772	$87,825,146

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RESULTS OF OPERATIONS

Year ended June 30, 2012 compared to year ended June 30, 2011

Out-licensing Revenue

Revenue from out-licensing was consistent at $1.071 million for the year ended June 30, 2012 compared to $1.033 million for the year ended June 30, 2011.

Finance Income and costs

Net finance income was a gain of $11.432 million for the year ended June 30, 2012 compared to a loss of $10.339 million for the year ended June 30, 2011. Under IFRS, warrants denominated in a currency other than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. The change in the fair value adjustment for US dollar warrants was a gain of $7.256 million for the year ended June 30, 2012 compared to a loss of $9.411 million on the revaluation of the warrants for the year ended June 30, 2011. Interest income increased by $248 thousand to $717 thousand for the year ended June 30, 2012 compared to $469 thousand in the previous year due mainly to the increase in cash from the February 2012 equity financing. Net foreign exchange was a gain of $3.459 million compared to a loss of $1.408 million for the year ended June 30, 2011.

Licensing and Product Development Expenses

Licensing and product development expenses for the year ended June 30, 2012 increased by $2.822 million to $26.644 million compared to the year ended June 30, 2011. In addition to the changes described under each product below, core expenses for licensing and product development decreased by $624 thousand to $12.532 million, for the year ended June 30, 2012 compared to $13.156 million for the year ended June 30, 2011. This decrease was mainly due to reduced salary expense after the reorganization termination payments in 2011.

CYT387

Costs associated with development activities for CYT387 increased by $5.216 million to $12.130 million for the year ended June 30, 2012 compared to $6.914 million for the year ended June 30, 2011. The increase in costs was primarily attributable to the extension of the Phase I/II clinical trial in myelofibrosis, the start-up costs associated with the new BID (twice-daily dosing) study, pre-clinical development activities, and the manufacturing of drug for these programs.

Nimotuzumab

Costs associated with development activities for nimotuzumab decreased by $1.673 million to $1.201 million for the year ended June 30, 2012, compared to $2.874 million for the year ended June 30, 2011. The decrease was due mainly to lower costs for both Phase II clinical trials, which have been closed.

Other Molecules

Costs associated with development activities related to CYT997, YMBA3, and other small molecules in the library were $781 thousand for the year ended June 30, 2012 compared to $843 thousand for the year ended June 30, 2011.

General and Administrative Expenses

General and administrative expenses have decreased by $1.565 million to $6.175 million for the year ended June 30, 2012 primarily due to the reduced salary expense after the reorganization termination payments in 2011.

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Fourth Quarter – Three months ended June 30, 2012 compared to three months ended June 30, 2011

Out-licensing Revenue

Out-licensing revenue increased by $109 thousand to $330 thousand for the three months ended June 30, 2012 compared to $221 thousand for the three months ended June 30, 2011 mainly due to an increase in royalty revenue.

Finance Income and Costs

Net finance income was a gain of $2.169 million for the three months ended June 30, 2012 compared to a loss of $518 thousand for the three months ended June 30, 2011. The change in the fair value adjustment for US dollar warrants was a gain of $409 thousand compared to the loss of $786 thousand on the revaluation of the warrants for the three months ended June 30, 2011. Interest income increased by $69 thousand to $229 thousand for the three months ended June 30, 2012 compared to $160 thousand in the previous year due to the increase in cash from the recent equity financing. Net foreign exchange gain increased by $1.423 million to $1.531 million for the three months ended June 30, 2012 compared to the $108 thousand net foreign exchange gain in the same quarter last year.

Licensing and Product Development Expenses

Licensing and product development expenses for the three months ended June 30, 2012 were consistent at $7.140 compared to $7.424 the three months ended June 30, 2011. In addition to the changes described under each product below, core expenses for licensing and product development decreased by $746 thousand to $2.896 million, for the three months ended June 30, 2012 compared to $3.643 million for the three months ended June 30, 2011. This decrease was mainly due to reduced salary expense after the reorganization termination payments in 2011.

CYT387

Costs associated with development activities for CYT387 increased by $882 thousand to $3.903 million for the three months ended June 30, 2012 compared to $3.021 million for the three months ended June 30, 2011. The increased costs are attributable to the new BID (twice-daily dosing) study.

Nimotuzumab

Costs associated with development activities for nimotuzumab decreased by $160 thousand to $262 thousand for the three months ended June 30, 2012, compared to $422 thousand for the three months ended June 30, 2011. The decrease is due to lower costs because both Phase II clinical trials have been closed.

Other

Costs associated with development activities related to CYT997, YMBA3, and other small molecules in the library were $78 thousand for the three months ended June 30, 2012 compared to $339 thousand for the three months ended June 30, 2011. The decrease in costs is due to a reduction in expenditures relating to CYT997.

General and Administrative Expenses

General and administrative expenses increased by $248 thousand to $1.427 million for the three months ended June 30, 2012, compared to the three months ended June 30, 2011. This increase is mainly due to an increase in legal and audit services for the quarter and non-cash share-based compensation expense.

SUMMARY OF QUARTERLY RESULTS

	Out-licensing revenue	Net finance income/(costs)	Net loss	Basic and diluted loss per common share
As reported under IFRS:
June 30, 2012	$330,713	$2,169,246	$(6,067,113)	$(0.04)
March 31, 2012	$109,107	$282,273	$(6,797,158)	$(0.05)
December 31, 2011	$380,117	$1,477,469	$(6,557,778)	$(0.06)
September 30, 2011	$250,728	$7,502,578	$(894,690)	$(0.01)
June 30, 2011	$221,977	$(517,846)	$(8,898,698)	$(0.08)
March 31, 2011	$217,489	$(1,471,925)	$(8,344,995)	$(0.08)
December 31, 2010	$251,417	$(4,592,713)	$(12,305,277)	$(0.14)
September 30, 2010	$342,356	$(3,756,125)	$(11,318,237)	$(0.14)

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Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments. The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. There have been no new out-licensing agreements signed since fiscal 2007. Revenue has steadily decreased as all but one deferred revenue contract have been fully recognized. Revenue for the three months ended December 31, 2011 and June 30, 2012 increased because of royalties received from an out-licensing partner.

The volatility of net loss is primarily caused by the requirement to adjust liabilities such as USD warrants and stock appreciation rights to fair value at each measurement date, with changes being reflected in net loss for the quarter. Excluding the revaluation of US dollar denominated warrants, the expenditures have generally increased over the eight quarters as described under the ‘Results of Operations’.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. Management has assessed the Company’s ability to continue as a going concern. Since inception, the Company has concentrated on product licensing and development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants. The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern. The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On February 29, 2012 the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of U.S. $80,500,000 (Cdn $79,421,300) resulting in net cash proceeds of U.S. $75,243,165 (Cdn $74,232,207).

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On December 17 and 23, 2010, the Company completed a prospectus offering of 25,000,000 and 3,750,000 shares, respectively, for gross proceeds of US $46,000,000 (Cdn. $46,493,000), resulting in net cash proceeds of US $42,874,672 (Cdn. $43,334,523).

On April 23, 2010, the Company entered into a Sales Agreement under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. As at the expiry of this agreement, October 16, 2011, 5,775,000 common shares had been sold under this agreement for net proceeds of $13.375 million (Cdn).

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US $15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015. As a condition of the above offering, the Company agreed to restrict the use of $144.361 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly consented to under the licenses granted by the Office of Foreign Assets Control (OFAC). Of the $132.450 million in cash and short-term deposits as at June 30, 2012, approximately $43.565 million is unrestricted and can be used for any purpose and approximately $88.885 million can be used for any purpose other than activities related to the Cuban products, as outlined above.

As at June 30, 2012, the Company had cash and short-term deposits totalling $132.450 million and accounts payables and accrued liabilities totalling $3.066 million compared to $79.659 million and $4.371 million respectively, at June 30, 2011. Cash and cash equivalents comprise cash balances. Short-term deposits comprise term deposits with original maturities of 12 months or less. The Company has classified its cash and cash equivalents and short-term deposits as loans and receivables.

Management believes that the cash and short-term deposits at June 30, 2012 are sufficient to fund the Company’s operations beyond the next 12 months.

FINANCIAL INSTRUMENTS

	As at June 30, 2012	As at June 30, 2011	As at July 1, 2010
Financial Assets
Cash and cash equivalents	87,140,020	32,046,630	19,460,141

Short-term investments	45,310,288	47,611,922	26,184,991
Accounts receivable	252,884	205,900	161,184

Financial Liabilities
Accounts payable	803,421	1,718,893	699,277
Accrued liabilities	2,262,972	2,652,511	2,085,824

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that were not eliminated on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of the entity since its inception.

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The Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sub-licensees in the future. As of June 30, 2012, no amounts were owing and the amount of future fees thereon, if any, was not determinable.

The Company has entered into many contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceeds $1 million, totaling approximately $11.047 million of which approximately $6.079 million has been incurred as at June 30, 2012 and the remaining $4.968 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of CYT387. There are also ongoing activities directed at out-licensing commercial rights for CYT387, as well as in evaluating new products for potential in-licensing.

RELATED PARTY TRANSACTIONS

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer, and all the Vice-Presidents.

Compensation for key management personnel of the Company for the year ended June 30 was as follows:

	2012	2011
Short-term employee benefits	$2,782,450	$2,430,289
Termination benefits	290,222	1,612,408
Share-based compensation	1,330,602	1,314,113
Total key management personnel expenses	$4,403,274	$5,356,810

Key management personnel participate in the stock option plan and executive officers participate in the Company’s health plan. Directors receive annual and meeting fees for their services. As at June 30, 2012, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the year ended June 30, 2012 totaled $125,122 (2011 - $91,513). Amounts due to related parties, including amounts due to key management personnel, at year end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 40-F filed as the Annual Information Form dated September 20, 2012 in respect of the fiscal year ended June 30, 2012, as well as those discussed in Schedule A of this MD&A. These risk factors include:

i.	We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

ii.	We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

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iii.	If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

iv.	We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

v.	Changes in government regulations, although beyond our control, could have an adverse effect on our business.

vi.	If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

vii.	We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

viii.	We rely upon licensors and others for research on new products.

ix.	We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

x.	We depend heavily on our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected.

xi.	We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws,

xii.	We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

xiii.	We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it is appropriate to do so.

xiv.	We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

xv.	Our success depends upon our ability to protect our intellectual property and our proprietary technology.

xvi.	Our potential involvement in intellectual property litigation could negatively affect our business.

xvii.	We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

xviii.	We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

xix.	Loss or destruction of our data may adversely affect our business.

xx.	Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

xxi.	We are susceptible to general economic conditions.

xxii.	Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

xxiii.	We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

xxiv.	We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

xxv.	Our operating results and stock price may fluctuate significantly.

xxvi.	There is no assurance that an active trading market in our common shares will be sustained.

xxvii.	Our share price is volatile.

xxviii.	We have not paid dividends.

xxix.	Our outstanding common shares could be subject to dilution.

xxx.	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

xxxi.	If there are substantial sales of our common shares, the market price of our common shares could decline.

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xxxii.	We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

xxxiii.	We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

OUTLOOK

CYT387

Having reported positive interim data in December 2011 from a 166 patient Phase I/II trial of CYT387 in myelofibrosis, YM conducted productive discussions with regulatory authorities in the US and Europe which have affirmed the range of options available for the pivotal program for CYT387. YM is now preparing for pivotal trials under scenarios where the drug is developed either with or without another company.

The Company is currently focused on exploring potential opportunities to further develop and/or commercialize the drug with other companies. The US$80.5 million raised in February 2012 significantly strengthens the Company’s balance sheet, providing YM with the flexibility to weigh any opportunities that arise against the prospect of retaining full control over commercial economics by advancing CYT387 further into pivotal trials on its own.

Further data from the ongoing 166 patient Core Phase I/II trial and Extension trial, as well as initial data from the Phase II BID trial, are expected to be reported by the end of calendar 2012.

Nimotuzumab

Daiichi Sankyo Co., Ltd., CIMYM’s sub-licensee for nimotuzumab in Japan, is reportedly evaluating the drug in a Phase II gastric cancer program together with Kuhnil Pharma Co. Ltd., CIMYM’s sub-licensee in South Korea, and in a Phase II non-small cell lung cancer (NSCLC) program. Oncoscience AG (OSAG), CIMYM’s sub-licensee for Europe, is reportedly evaluating nimotuzumab in Phase III glioma and pancreatic cancer programs. Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM sub-licensee, is reportedly evaluating nimotuzumab in Phase II and III head and neck cancer programs and a Phase II cervical cancer program. YM will announce any material advancement in these programs as they are reported.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the reporting period. The estimates and assumptions reflect the facts and circumstances available at that time, historical experience, the general economic conditions and trends, and Company’s assessments of probable future outcomes of these matters. Actual results could differ from those estimated. Estimates and assumptions are reviewed regularly. Revisions are recognized in the period in which the estimates and assumptions are revised and in any future periods affected.

The Company’s significant accounting policies and estimates can be found in Note 3 of the Company’s annual audited consolidated financial statements. The following is a summary of the Company’s most critical accounting estimates.

Share-based payments

The Company uses the Black-Scholes option-pricing model to value warrants, stock options and share appreciation rights. The use of this pricing model requires management to make assumptions regarding the expected life of the warrants, stock options and share appreciation rights, estimated forfeitures, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk-free interest rate and an assumption regarding the Company’s dividend policy in the future.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technology acquired in the January 2010 Cytopia acquisition is available for use is estimated at three years which reflects management's intent about partnering the assets.

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Revenue recognition

Revenue is recognised when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Company; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone and when collectability is probable.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required. The estimated term is based on a drug development plan as discussed with licensees.

In determining the appropriate period over which to recognize revenue from an up-front non-refundable payment, management reviews the deliverables as identified in the collaboration arrangements and makes assumptions regarding the time to commercialization. These assumptions are reviewed each reporting period.

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information. Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is probable.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following pronouncements are being assessed to determine their impact on the Company's results and financial position:

IFRS 7, Financial Instruments: Disclosures-Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company’s consolidated financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risk associated with, the Company’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2013. The amendment affects disclosure only and the Company does not expect the amendments to have material impact on the consolidated financial statements because of the nature of the Company’s operations and the types of financial assets that it holds.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 reflects the first phase of IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement, and deals with the classification and measurement of financial assets and financial liabilities. This standard establishes two primary measurement categories for financial assets, amortized cost and fair value, and eliminates the existing categories of held-to-maturity, available-for-sale, and loans and receivables. The new classification will depend on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

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IFRS 10, Consolidated Financial Statements

The amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgement to determine which entities are controlled, and, therefore, are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements

The amendment replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entity - Non-monetary Contributions by Venturers, and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for jointly controlled entities using proportionate consolidation. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12, Disclosure of Interest in other Entities (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure requirements included in IAS 27, IAS 31 and IAS 28, Investment in Associates and Joint Ventures. The effective date of this amendment is for annual periods beginning or after January 1, 2013. The Company is in the process of reviewing the standard to determine the impact on the consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains "how" to measure fair value when it is required or permitted by other IFRS.

IAS 12 – Income Taxes

In December 2010, the International Accounting Standards Board (“IASB”) amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40, Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21, Income Taxes – Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012.

IAS 28 – Investments in Associates and Joint Ventures

The IASB amended IAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10, 11 and 12. The effective date of this amendment is for annual periods beginning or after January 1, 2013.

IAS 1 – Presentation of Financial Statements

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income (“OCI”). Items with OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012, with early adoption permitted.

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CHANGES IN ACCOUNTING POLICIES

Transition to IFRS

In February 2008, the Accounting Standards Board of Canada announced that the accounting framework under which the financial statements are prepared for all publicly accountable companies will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.

The consolidated financial statements for the year ended June 30, 2012 provide the following reconciliations from Canadian GAAP to IFRS for the consolidated:

•	statement of financial position, including equity as at July 1, 2010;

•	statement of financial position, including equity as at June 30, 2011;

•	statement of net loss and comprehensive loss for the year ended June 30, 2011.

Elected exemptions from full retrospective application

IFRS 1, First-time Adoption of International Financial Reporting Standards requires first-time adopters to retrospectively apply all effective IFRS as of the reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. In preparing the audited consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions of IFRS. The Company has also applied the following optional exemptions from full retrospective application of IFRS to its opening statement of financial position as at July 1, 2010:

Share-based payment transactions

The Company may elect not to apply IFRS 2, Share-based Payments, to equity instruments which vested before the Company’s date of transition to IFRS. The Company elected to avail itself of the exemption provided under IFRS 1 and only applied IFRS 2 to equity instruments granted after November 7, 2002 that had not vested by its transition date.

Business Combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3, Business Combinations prospectively, IAS 27, Consolidated and Separate Financial Statements, as amended in 2008 must also be applied prospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively

Significant differences between Canadian GAAP and IFRS

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set in note 18 of the annual audited consolidated financial statements as at and for the year ended June 30, 2012. The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows. The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

Warrants

Under Canadian GAAP, the Company recognized its outstanding shareholder and broker warrants as part of shareholder’s equity; however, under IFRS, warrants denominated in a different currency than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss upon initial recognition and subsequent measurement. The impact of this difference on the opening statement of financial position as at July 1, 2010 was an increase in deficit of $4.885 million, a decrease of $1.473 million to share purchase warrants under shareholder’s equity, and an increase of $6.358 million in liabilities.

Stock Options

Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period. YM stock options generally vest one third immediately and one third on each of the first and second anniversaries. Under Canadian GAAP, the Company treated each option grant as one contract, and expensed one third of the compensation cost immediately and the remaining compensation cost on a straight-line basis over 24 months. Under IFRS, the Company is required to treat each tranche with a different vesting date as a separate contract and therefore expenses one third of the compensation cost immediately, one third equally over 12 months, and one third equally over 24 months. The impact on the opening statement of financial position as at July 1, 2010 was an increase in deficit of $144 thousand with a corresponding increase in contributed surplus.

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Share Appreciation Rights (SARs)

Under Canadian GAAP, the Company used the intrinsic value method to measure the value of SARs. IFRS requires that the SARs be valued using the fair value method. Under IFRS the Company uses the Black Scholes option-pricing model to determine the fair value of the SARs at the balance sheet date taking any difference into income. The SARs plan was started in September 2010 so there was no impact to the opening statement of financial position as at July 1, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2012 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal control over financial reporting as at June 30, 2012, and based on that assessment determined that internal control over financial reporting was designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as published by the IASB. No changes were made to the design of the Company’s internal control over financial reporting during the year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the design of our internal control over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

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OTHER MD&A REQUIREMENTS

As at June 30, 2012:

	Amount	Number
Share Capital	$340,173,078	157,546,793

	Fair Value	Number
Warrants	$7,221,040	7,366,418

Note 1: If all warrants were to be exercised, 7,366,418 shares would be issued for total proceeds of $11,786,269 USD.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

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Schedule A

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at June 30, 2012, we have an accumulated deficit of $233,458,177. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in the product’s sales. Accordingly, we have not generated any significant revenues from product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have limited internal resources to conduct clinical trials and must rely on third party service providers to conduct our studies and trials and to carry out certain data gathering and analyses. We will also rely on third party manufacturers for the production of sufficient supply to conduct the trials. If our third party service providers are unable for any reason to meet their obligations in a timely manner, this may have an adverse effect on the regulatory, manufacturing and development activities for our products, which may prevent us from advancing them sufficiently to initiate clinical trials in a timely manner.

Even if we are successful in commercially producing our products and receive the requisite marketing approvals, our products may not gain market acceptance by physicians, patients, insurers and others stakeholders, which might significantly limit the commercial success of our products.

If our clinical testing of drug products does not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, pre-clinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products. Clinical trials require the enrolment of patients and we may experience difficulties identifying and enroling suitable human subjects for ongoing and future trials of our products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

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We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the U.S., is a long and costly process that is controlled by each such country’s regulatory agency. The applicable regulatory agency in Canada is Health Canada, in Europe it is the EMA and in the United States it is the FDA. Other applicable regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the United States does not assure approval by other applicable regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every jurisdiction has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to good manufacturing practices during production and storage and control of marketing activities, including advertising and labelling. We have no assurance that a viable, economic path to regulatory approval for our products in the United States and other regulatory jurisdictions can be negotiated with the applicable regulatory authorities. Clinical requirements imposed by the FDA and other regulators to obtain approval for our products may not be achievable within the resources and capabilities available to us.

None of our products has been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date, we have obtained various regulatory clearances to develop and test our products. CYT387 has been approved for use in clinical trials by the FDA and Health Canada. The FDA or other regulatory authority may require additional extensive clinical trials or impose other regulatory process requirements which may delay or prevent us from continuing to develop our products.

Favourable results in early trials may not be repeated in later trials. Early trials results are not necessarily indicative of results from more advanced studies and also may not predict the ability of our products to achieve their intended goals in a safe and effective manner.

Nimotuzumab, which is being developed in Canada, the U.S., Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by CIMYM, is also being separately developed, tested or marketed by licenses unrelated to us in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The United States established an embargo against Cuba in 1961, reinforced by the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”) in 1996, and Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism. As such, the U.S. Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although to date such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, we cannot assure that we will be able to complete clinical testing in the U.S. or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the U.S. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the U.S., received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumours with further FDA clearances in 2010. OFAC approval expires in September 2012.

We cannot assure that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, we cannot assure that our licensed products will prove to be safe and effective in clinical trials under the regulations in the territories in which we operate or receive applicable regulatory approvals from applicable regulatory bodies. Even if we were to obtain the requisite regulatory approvals, our products would remain subject to ongoing regulatory requirements, including, but not limited to, additional clinical trials, non-clinical testing, new or revised requirements for manufacturing, or product recalls or withdrawals.

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Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the U.S., the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. Moreover, we have no assurance that clinical investigators and key opinion leaders will continue to want to work with our products and remain favourable to their prospects.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Cell Therapeutics Inc, and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

With respect to nimotuzumab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

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We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economically reasonable. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own. Basic research on a particular product candidate is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. While we own a library of pre-clinical compounds, there can be no assurance that we will have the resources available to identify potential drug candidates in that library, or that any of the compounds in the library may have the potential to become a drug candidate. We may be unable to identify new drug candidates from internal sources or license new ones from others.

The acquisition of any new product candidates by us will result in an increase of expenditures for the additional staff and resources, which may result in the need for us to seek additional financing. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as planned.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. The manufacturing process for our products may not be sufficient to meet the quantity and quality requirements for pivotal trials for the drug. Outsourcing of the manufacture of our products means that we are dependent upon third party manufacturers over whom we do not have control. Any failure of a manufacturer to supply the necessary quantities or quality of product may have an adverse effect on our prospects. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

We cannot assure that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected. If we are unable to successfully negotiate a partnership with an entity that can facilitate the further development and commercialization of our products, our prospects may be adversely affected.Z

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We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner. In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks. All manufacturing facilities must comply with applicable regulations in their jurisdiction and where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the U.S., and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions or obtain and maintain the necessary regulatory approvals for our products. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We depend upon our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected

Our success depends to a significant extent upon the expertise and experience of certain key personnel working in management, scientific, supervisory, operational and administrative capacities. While we have an informal ad hoc program for the succession of management and training of management, the loss of the services of its key personnel could have a material adverse effect on us and our business and results of operations. We face competition for such persons from other companies, academic institutions, government entities and other organizations. There is no assurance that we will be able to recruit such key personnel on a timely basis.

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We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws.

As our business is focused on development of products for the treatment of hematological and cancer or cancer-related conditions, we are subject to certain privacy laws in Canada, the U.S. and various other jurisdictions regulating the use, disclosure, transmission and retention of confidential personal information. We have implemented a program of information protection practices to ensure compliance with such regulations, but diligence and/or insurance coverage may not protect us from all regulatory action and liability, particularly liability that may arise from our own negligent actions or misconduct. We could be materially and adversely affected if we are required to respond to regulatory action, pay damages, or bear the costs of defending any claim which is beyond the level of our insurance coverage. There can be no assurance that we will be able to maintain such insurance coverage on terms acceptable to us.

Risk Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success depends, in part, upon our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors, the institutions that they represent and, in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with our products including nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba. Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is the 1995 CIMYM License with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

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Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favour. (See “General Development of the Business – Business Strategy” and “Product Portfolio”)

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

The principal intellectual property claims for CYT387 and CYT997 are primarily owned by YM and not licensed, although certain patent families have been in-licensed from SUNY and the Ludwig Institute for Cancer Research. (See “General Development of the Business – Licensing Arrangements – In-Licensing – Licenses for CYT387”)

With respect to nimotuzumab, we have obtained our rights to the product currently being developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Not all of our current licenses are governed by the laws of Ontario and therefore, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the U.S. and Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal Court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

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We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have out-licensed nimotuzumab to a number of licensees internationally to advance the drug towards regulatory approval and commercialization in their respective jurisdictions. Should a licensee choose not to continue to advance the drug we may have difficulties identifying another potential licensee in such jurisdiction and development may be significantly delayed or cease altogether in such jurisdiction. This would reduce the number of countries in which nimotuzumab could be marketed and sold.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The U.S. has maintained an embargo against Cuba, administered by the U.S. Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Helms-Burton Act. The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from the U.S. Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. financing, U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the U.S. unless the U.S. Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. However, there can be no assurance that this is correct.

The U.S. has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the U.S. or activities by a person subject to U.S. jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, “person subject to U.S. jurisdiction” means any U.S. citizen and U.S. permanent resident alien wherever located, any entity organized under the laws of the U.S. or any jurisdiction within the U.S. (including foreign branches and subsidiaries) or any person in the U.S. We (other than our subsidiary YM USA and any U.S. citizen and U.S. permanent resident alien working or acting for the company, wherever located) are not a person subject to U.S. jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the U.S.

Nevertheless, we cannot assure you that OFAC, which administers the U.S. government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of U.S., European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba. In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the U.S. patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment. If the claimant succeeds in its action to enforce the judgment, ownership of the licensed U.S. patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the U.S. patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement. However, there can be no assurance that any subsequent owner of the U.S. patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the U.S., will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the U.S. patents.

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Loss or destruction of our data may adversely affect our business.

Our clinical data is stored offsite by third parties. If such data is lost, damaged or destroyed or there is inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be significantly delayed.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to C$10,000,000 per claim and a policy aggregate of C$10,000,000. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Our Common Shares, Financial Results And Need For Financing

We are susceptible to general economic conditions.

Recent years have been marked by global economic turmoil. General economic conditions may have a significant impact on us, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM in November 1995 in connection with the 1995 CIMYM License with respect to nimotuzumab. The funding agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the funding agreement, from the results of the successful development of the licensed products and generation of income. CIMYM repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2012, we had advanced $78,818,938 to CIMYM. Since we have expensed the total amount advanced, any reimbursement of such advances would be considered to be income by us.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

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We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a U.S. person (as such term is defined under applicable U.S. legislation) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a “qualifying electing fund election,” as defined in the Code (a “QEF Election”). U.S. persons that hold our common shares should be aware that we will make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC and the status of any subsidiary PFIC in which we own more than 50% of such subsidiary PFIC’s total aggregate voting power, and (b) for each year in which we are a PFIC provide to a shareholder who is a U.S. person, upon written request, all information and documentation that a shareholder making a QEF Election with respect to us and such more than 50% owned subsidiary PFIC is required to obtain for U.S. federal income tax purposes. The PFIC rules are extremely complex. A U.S. person holding our common shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty.

There is no assurance that we will have sufficient resources, either through the capital markets or from a potential partner, to advance and broaden the development program for CYT387 through to commercialization. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favourable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the U.S. or other jurisdictions, if at all.

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There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the NYSE MKT and on the TSX. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our pre-clinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future could result in dilution in the value of our common shares and the voting power represented by the common shares. Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three quarters of the votes of shareholders who cast votes (a “Special Resolution”) (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a Special Resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of the votes of shareholders that, in aggregate, represent the majority of the shares issued and outstanding at the time, to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

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It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada. Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in the U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and no other rights arising from U.S. securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the U.S.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

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